                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 7

                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              INSTRON CORPORATION
                              (Name of the Issuer)

                          ISN ACQUISITION CORPORATION
                       KIRTLAND CAPITAL PARTNERS III L.P.
                             KIRTLAND PARTNERS LTD.
                        KIRTLAND CAPITAL COMPANY III LLC

              GEORGE S. BURR                            JONATHAN L. BURR
              HELEN L. BURR                    THE JONATHAN L. BURR TRUST -- 1965
     THE HAROLD HINDMAN TRUST -- 1969                  YAHYA GHARAGOZLOU
              HAROLD HINDMAN                           ARTHUR D. HINDMAN
            JAMES M. MCCONNELL                        WILLIAM J. MILLIKEN
             JOSEPH E. AMARAL                          LINTON A. MOULDING
           KENNETH L. ANDERSEN                      JANE ELIZABETH MOULDING
             JOHN R. BARRETT                            NORMAN L. SMITH

                              INSTRON CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   0004577761
                     (CUSIP Number of Class of Securities)

  Kirtland Capital Partners III L.P.            Instron Corporation        James M. McConnell
       c/o Raymond A. Lancaster                c/o James M. McConnell       Joseph E. Amaral
         2550 SOM Center Road                    100 Royall Street        Kenneth L. Andersen
               Suite 105                          Canton, MA 02021          John R. Barrett
      Willoughby Hills, OH 44904                   (781) 828-2500           Jonathan L. Burr
            (440) 585-9010                                                The Jonathan L. Burr
                                                                             Trust -- 1965
        Kirtland Partners Ltd.                                             Yahya Gharagozlou
   Kirtland Capital Company III LLC                                        Arthur D. Hindman
      ISN Acquisition Corporation                  George S. Burr         William J. Milliken
c/o Kirtland Capital Partners III L.P.             Helen L. Burr           Linton A. Moulding
       c/o Raymond A. Lancaster                  The Harold Hindman     Jane Elizabeth Moulding
         2550 SOM Center Road                      Trust -- 1969            Norman L. Smith
               Suite 105                           Harold Hindman       c/o Instron Corporation
      Willoughby Hills, OH 44904              c/o Instron Corporation      100 Royall Street
            (440) 585-9010                       100 Royall Street          Canton, MA 02021
                                                  Canton, MA 02021           (781) 828-2500
                                                   (781) 828-2500

                                WITH COPIES TO:

     Stuart M. Cable, P.C.           Charles W. Hardin, Jr.        John R. Utzschneider      Thomas J. Dougherty
  Joseph L. Johnson III, P.C.      Jones, Day, Reavis & Pogue        Bingham Dana LLP       Skadden, Arps, Slate,
       James A. Matarese               901 Lakeside Avenue          150 Federal Street       Meagher & Flom LLP
  Goodwin, Procter & Hoar LLP          Cleveland, OH 44114           Boston, MA 02110         One Beacon Street
        Exchange Place                   (216) 586-3939               (617) 951-8000          Boston, MA 02108
       Boston, MA 02109                                                                        (617) 573-4800
        (617) 570-1000

          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

    This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    b. [ ] The filing of a registration statement under the Securities Act of 1933.

    c. [ ] A tender offer.

    d. [ ] None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]
                           CALCULATION OF FILING FEE

-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
        TRANSACTION VALUE*                             AMOUNT OF FILING FEE
-----------------------------------------------------------------------------------------------
           $151,662,752                                      $30,333
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. Calculated in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended. Assumes the purchase of 6,653,238 shares of Common Stock, par value $1.00 per share, of Instron Corporation at $22.00 per share and the purchase of underlying options to purchase Common Stock for an aggregate of $5,291,516.

    [X] Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount previously paid: $30,333

    Form or registration no.: Preliminary Proxy Statement on Schedule 14A (filed concurrently with this Schedule 13E-3)

    Filing party: Instron Corporation

    Date filed: May 26, 1999

     This Rule 13e-3 Transaction Statement (this "Statement") is being filed with the Securities and Exchange Commission (the "Commission") in connection with the merger (the "Merger") of ISN Acquisition Corporation ("MergerCo") with and into Instron Corporation ("Instron"), with Instron continuing as the surviving corporation (the "Surviving Corporation"), pursuant to an Agreement and Plan of Merger dated as of May 6, 1999 (the "Merger Agreement") by and among Instron, MergerCo and Kirtland Capital Partners III L.P., the parent of MergerCo ("Kirtland"), as amended by Amendment No. 1 to the Agreement and Plan of Merger dated as of August 5, 1999 ("Amendment No. 1").


     The Merger Agreement, as amended, was formally approved by the stockholders of Instron at a special meeting of stockholders held on September 3, 1999 (the "Special Meeting"). The purpose of this final amendment to the Statement is to report that on September 29, 1999 the transactions contemplated by the Merger Agreement, as amended, including the Merger, were consummated.



     Pursuant to the Merger Agreement, as amended, each share of common stock, par value $1.00 per share, of Instron ("Instron Common Stock") outstanding immediately prior to the Merger, other than shares held by Instron, its subsidiaries, MergerCo or dissenting Instron stockholders, was canceled and converted automatically into the right to receive $22.00 in cash without interest.



     In addition, certain members of Instron's management and their affiliates (the "Management Investors") and certain members of Instron's Board of Directors and/or their affiliates (the "Other Investors") who or which were also stockholders of Instron exchanged some of their shares of Instron Common Stock for equity in the Surviving Corporation and had certain of their stock options assumed by the Surviving Corporation. Accordingly, upon consummation of the Merger, the entire equity interest in Instron as the Surviving Corporation is owned by Kirtland and certain of its affiliates, the Management Investors and the Other Investors. James M. McConnell, Joseph E. Amaral, Kenneth L. Andersen, John R. Barrett, Jonathan L. Burr, The Jonathan L. Burr Trust -- 1965, Yahya Gharagozlou, Arthur D. Hindman, William J. Milliken, Linton A. Moulding, Jane Elizabeth Moulding and Norman L. Smith are the Management Investors. George S. Burr, Helen L. Burr and The Harold Hindman Trust -- 1969 are the Other Investors. Harold Hindman is filing this Statement solely in his capacity as trustee of The Harold Hindman Trust -- 1969. He is not, in his individual capacity, one of the Other Investors.



     Immediately prior to the Merger, (i) the Other Investors exchanged an aggregate of 160,000 shares of Instron Common Stock for an aggregate of 32,000 shares of Series B Preferred Stock, par value $1.00 per share, of Instron ("Series B Preferred Stock") and (ii) the Management Investors exchanged an aggregate of 164,756 shares of Instron Common Stock for an aggregate of 32,951 shares of Series B Preferred Stock. In the Merger, each share of Series B Preferred Stock was converted into one share of common stock, par value $.01 per share, of the Surviving Corporation ("Surviving Corporation Common Stock").



ITEM 3.  PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS



     (b) At the Special Meeting held on September 3, 1999, the Merger was approved by the holders of in excess of two-thirds of the outstanding shares of Instron Common Stock. On September 29, 1999, the Articles of Merger were filed with the Secretary of State of The Commonwealth of Massachusetts. As a result, the effective time of the Merger was September 29, 1999 and MergerCo was merged with and into Instron.



ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE



     The Merger was consummated on September 29, 1999.



ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS



     (a) Prior to consummating the Merger, the Board of Directors of Instron and the Board of Directors of MergerCo received a solvency opinion with respect to Instron from Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey").



     (b)(1) Houlihan Lokey is an investment banking firm specializing in business and securities valuation, middle market investment banking and financial restructuring.

     (b)(2) Houlihan Lokey has rendered hundreds of solvency opinions in transactions totaling in excess of $200 billion.



     (b)(3) Instron selected Houlihan Lokey based on its qualification and reputation.



     (b)(4) Not applicable.



     (b)(5) Not applicable.



     (b)(6) Houlihan Lokey concluded that, after giving affect the Merger and the transactions contemplated thereby, (i) the fair value and present fair saleable value of Inston's assets would exceed Inston's stated liabilities and identified contingent liabilities and identified contingent liabilities, (ii) Instron should be able to pay its debts as they become absolute and mature, and (iii) the capital remaining in Instron after the Merger and the transactions contemplated thereby would not be unreasonably small for the business in which Instron is engaged, as management has indicated it is now conducted and is proposed to be conducted following the consummation of the Merger and the transactions contemplated thereby. Houlihan Lokey based its opinion on such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Pursuant to General Instruction D of Schedule 13E-3, the full text of the opinion which set forth the assumptions made, matters considered and limitation on the review undertaken is attached hereto as an exhibit and incorporated herein by reference.



     (c) The full text of the opinion is attached hereto as an exhibit and incorporated herein by reference.


ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     * (a)(1) Letter dated May 3, 1999 from National City Bank to Kirtland.

     * (b)(1) Opinion of The Beacon Group Capital Services, LLC dated May 6, 1999 (included as Appendix B to the Proxy Statement dated July 23, 1999).

     * (b)(2) Financial Analysis Presentation materials prepared by The Beacon Group Capital Services, LLC in connection with its presentation to the Board of Directors of Instron and its Opinion dated as of May 4, 1999.

     * (b)(3) Financial Analysis Presentation materials prepared by The Beacon Group Capital Services, LLC in connection with its presentation to the Board of Directors of Instron dated as of August 11, 1998.

     * (b)(4) Financial Analysis Presentation materials prepared by The Beacon Group Capital Services, LLC in connection with its presentation to the Board of Directors of Instron dated as of March 10, 1999.

     * (b)(5) Financial Analysis Presentation materials prepared by The Beacon Group Capital Services, LLC in connection with its presentation to the Special Committee of the Board of Directors of Instron dated as of April 7, 1999.


       (b)(6) Solvency Opinion of Houlihan, Lokey, Howard and Zukin dated as of September 29, 1999.


     * (c)(1) Agreement and Plan of Merger dated as of May 6, 1999 by and among Instron, MergerCo and Kirtland (included as Appendix A to the Proxy Statement dated July 23, 1999 and in the Letter to Stockholders dated as of August 6, 1999).

     * (c)(2) Letter Agreement dated as of May 6, 1999 by and among Kirtland and the Management Investors.

     * (c)(3) Letter Agreement dated as of May 6, 1999 by and among Kirtland, Instron and the Other Investors.

     * (c)(4) Voting Agreement dated as of May 6, 1999 by and among Kirtland, MergerCo, the Management Investors and certain of their affiliates, and the Other Investors and certain of their affiliates.

     * (c)(5) Form of Stockholders Agreement.

     * (c)(6) Form of Amendment to Restricted Stock Award Agreement.

     * (c)(7) Form of Instron Corporation 1999 Stock Option Plan.

     * (c)(8) Form of Incentive Stock Option Agreement.

     * (c)(9) Form of Nonqualified Stock Option Agreement.

     * (c)(10) Form of Amendment to Instron Corporation 1992 Stock Incentive
Plan.

     * (c)(11) Form of Amendment to Nonqualified Stock Option Agreement.

     * (c)(12) Form of Amendment to Incentive Stock Option Agreement.

     * (c)(13) Amendment No. 1 to the Agreement and Plan of Merger dated as of August 5, 1999 by and among Instron, MergerCo and Kirtland (included in the Letter to Stockholders dated as of August 6, 1999).

     * (d)(1) Letter to Stockholders dated as of July 23, 1999.

     * (d)(2) Notice of Special Meeting of Stockholders dated as of July 23,
       1999.

     * (d)(3) Proxy Statement.

     * (d)(4) Form of Proxy.

     * (d)(5) Press Release issued by Instron and Kirtland dated as of May 7, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Instron on May 12, 1999).

     * (d)(6) Form of Voting Instruction Card.

     * (d)(7) Letter to Stockholders dated as of August 6, 1999.

     * (d)(8) Notice of Special Meeting of Stockholders dated as of August 6, 1999.

     * (d)(9) Form of New Proxy Card.

     * (d)(10) Form of New Voting Instruction Card.


     *(d)(11) Press Release issued by Instron dated as of September 3, 1999.



       (d)(12) Press Release issued by Instron and Kirtland dated as of September 29, 1999.


     * (e) Text of Sections 85 to 98 of Chapter 156B of the General Laws of Massachusetts (included as Appendix C to the Proxy Statement dated July 23, 1999).

       (f) Not applicable.

* Previously filed

                                   SIGNATURES

     After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                                   INSTRON CORPORATION

Dated: September 30, 1999                                   By: /s/ LINTON A. MOULDING
                                                   --------------------------------------------
                                                             Name: Linton A. Moulding
                                                          Title: Chief Financial Officer

                                                   ISN ACQUISITION CORPORATION

Dated: September 30, 1999                                   By: /s/ THOMAS N. LITTMAN
                                                   --------------------------------------------
                                                             Name: Thomas N. Littman
                                                                 Title: Treasurer

                                                   KIRTLAND CAPITAL PARTNERS III L.P.
                                                   By: Kirtland Partners Ltd., its General
                                                   Partner

Dated: September 30, 1999                                   By: /s/ THOMAS N. LITTMAN
                                                   --------------------------------------------
                                                             Name: Thomas N. Littman
                                                              Title: Vice President

                                                   GEORGE S. BURR

Dated: September 30, 1999                                       /s/ GEORGE S. BURR
                                                   --------------------------------------------

                                                   HELEN L. BURR

Dated: September 30, 1999                                       /s/ HELEN L. BURR
                                                   --------------------------------------------

                                                   THE HAROLD HINDMAN TRUST -- 1969

Dated: September 30, 1999                                     By: /s/ HAROLD HINDMAN
                                                   --------------------------------------------
                                                               Name: Harold Hindman
                                                                  Title: Trustee

Dated: September 30, 1999                                   By: /s/ ROBERT N. SHAPIRO
                                                   --------------------------------------------
                                                             Name: Robert N. Shapiro
                                                                  Title: Trustee

                                                   JAMES M. MCCONNELL

Dated: September 30, 1999                                     /s/ JAMES M. MCCONNELL
                                                   --------------------------------------------

                                                   JOSEPH E. AMARAL

Dated: September 30, 1999                                      /s/ JOSEPH E. AMARAL
                                                   --------------------------------------------

                                                   KENNETH L. ANDERSEN

Dated: September 30, 1999                                    /s/ KENNETH L. ANDERSEN
                                                   --------------------------------------------

                                                   JOHN R. BARRETT

Dated: September 30, 1999                                      /s/ JOHN R. BARRETT
                                                   --------------------------------------------

                                                   JONATHAN L. BURR

Dated: September 30, 1999                                      /s/ JONATHAN L. BURR
                                                   --------------------------------------------

                                                   THE JONATHAN L. BURR TRUST -- 1965

Dated: September 30, 1999                                    By: /s/ JONATHAN L. BURR
                                                   --------------------------------------------
                                                              Name: Jonathan L. Burr
                                                               Title:  Beneficiary

                                                   YAHYA GHARAGOZLOU

Dated: September 30, 1999                                     /s/ YAHYA GHARAGOZLOU
                                                   --------------------------------------------

                                                   ARTHUR D. HINDMAN

Dated: September 30, 1999                                     /s/ ARTHUR D. HINDMAN
                                                   --------------------------------------------

                                                   WILLIAM J. MILLIKEN

Dated: September 30, 1999                                    /s/ WILLIAM J. MILLIKEN
                                                   --------------------------------------------

                                                   LINTON A. MOULDING

Dated: September 30, 1999                                     /s/ LINTON A. MOULDING
                                                   --------------------------------------------

                                                   JANE ELIZABETH MOULDING

Dated: September 30, 1999                                  /s/ JANE ELIZABETH MOULDING
                                                   --------------------------------------------

                                                   NORMAN L. SMITH

Dated: September 30, 1999                                      /s/ NORMAN L. SMITH
                                                   --------------------------------------------



                                                   HAROLD HINDMAN

Dated: September 30, 1999                                       /s/ HAROLD HINDMAN
                                                   --------------------------------------------

                                                   KIRTLAND PARTNERS LTD.

Dated: September 30, 1999                                   By: /s/ THOMAS N. LITTMAN
                                                   --------------------------------------------
                                                   Name: Thomas N. Littman
                                                   Title:  Vice President

                                                   KIRTLAND CAPITAL COMPANY III LLC

Dated: September 30, 1999                          By: Kirtland Partners Ltd., its managing
                                                   member
                                                            By: /s/ THOMAS N. LITTMAN
                                                   --------------------------------------------
                                                   Name: Thomas N. Littman
                                                   Title:  Vice President

                                 EXHIBIT INDEX



*(a)(1)    Letter dated May 3, 1999 from National City Bank to Kirtland
           Capital Partners III L.P.
*(b)(1)    Opinion of The Beacon Group Capital Services, LLC dated May
           6, 1999 (included as Appendix B to the Proxy Statement dated
           July 23, 1999).
*(b)(2)    Financial Analysis Presentation materials prepared by The
           Beacon Group Capital Services, LLC in connection with its
           presentation to the Board of Directors of Instron and its
           Opinion dated as of May 4, 1999.
*(b)(3)    Financial Analysis Presentation materials prepared by The
           Beacon Group Capital Services, LLC in connection with its
           presentation to the Board of Directors of Instron dated as of August 11, 1998.
*(b)(4)    Financial Analysis Presentation materials prepared by The
           Beacon Group Capital Services, LLC in connection with its
           presentation to the Board of Directors of Instron dated as of March 10, 1999.
*(b)(5)    Financial Analysis Presentation materials prepared by The
           Beacon Group Capital Services, LLC in connection with its
           presentation to the Special Committee of the Board of
           Directors of Instron dated as of April 7, 1999.
 (b)(6)    Solvency Opinion of Houlihan, Lokey, Howard and Zukin dated as of September 29, 1999.
*(c)(1)    Agreement and Plan of Merger dated as of May 6, 1999 by and among Instron, MergerCo and Kirtland (included as Appendix A to the Proxy Statement dated July 23, 1999 and in the Letter to Stockholders dated as of August 6, 1999).
*(c)(2)    Letter Agreement dated as of May 6, 1999 by and among
           Kirtland and the Management Investors.
*(c)(3)    Letter Agreement dated as of May 6, 1999 by and among
           Kirtland, Instron and the Other Investors.
*(c)(4)    Voting Agreement dated as of May 6, 1999 by and among
           Kirtland, MergerCo, the Management Investors and certain of their affiliates, and the Other Investors and certain of
           their affiliates.
*(c)(5)    Form of Stockholders Agreement.
*(c)(6)    Form of Amendment to Restricted Stock Award Agreement.
*(c)(7)    Form of Instron Corporation 1999 Stock Option Plan.
*(c)(8)    Form of Incentive Stock Option Agreement.
*(c)(9)    Form of Nonqualified Stock Option Agreement.
*(c)(10)   Form of Amendment to Instron Corporation 1992 Stock
           Incentive Plan.
*(c)(11)   Form of Amendment to Nonqualified Stock Option Agreement.
*(c)(12)   Form of Amendment to Incentive Stock Option Agreement.
*(c)(13)   Amendment No. 1 to the Agreement and Plan of Merger dated as of August 5, 1999 by and among Instron, MergerCo and
           Kirtland (included in the Letter to Stockholders dated as of
           August 6, 1999).
*(d)(1)    Letter to Stockholders dated as of July 23, 1999.
*(d)(2)    Notice of Special Meeting of Stockholders dated as of July
           23, 1999.
*(d)(3)    Proxy Statement.
*(d)(4)    Form of Proxy.
*(d)(5)    Press Release issued by Instron and Kirtland, dated as of
           May 7, 1999 (incorporated by reference to the Current Report on Form 8-K filed by Instron on May 12, 1999).
*(d)(6)    Form of Voting Instruction Card.
*(d)(7)    Letter to Stockholders dated as of August 6, 1999.
*(d)(8)    Notice of Special Meeting of Stockholders dated as of August
           6, 1999.
*(d)(9)    Form of New Proxy Card.
*(d)(10)   Form of New Voting Instruction Card.
 (d)(11)   Press Release issued by Instron dated as of September 3,
           1999.
 (d)(12)   Press Release issued by Instron Kirtland dated as of
           September 29, 1999.
*(e)       Text of Sections 85 to 98 of Chapter 156B of the General
           Laws of Massachusetts (included as Appendix C to the Proxy
           Statement dated July 23, 1999).


* Previously filed